Exhibit 99.1

MY Signs Strategic Cooperation Agreements with China Development Bank, Including up to US$5 Billion of Potential Financing

ZHONGSHAN, CHINA, Oct 17, 2011 – China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY) announced today that its subsidiary, Guangdong Ming Yang Wind Power Industry Group Co., Ltd. entered into a development financing cooperation agreement and a planning cooperation agreement with China Development Bank Corp. (“CDB”) in Beijing, China. CDB is a government policy bank wholly owned by China’s central government.

Under the agreements, CDB is expected to support Ming Yang in its strategic and financial planning by granting Ming Yang up to US$5 billion (or equivalent in other currencies) in potential financings, including loans and credit facilities between 2011 and 2015, and by actively participating in the Company’s medium–to-long term development planning. The potential financings may be used for a range of potential domestic and overseas business activities including the Company’s on-shore and off-shore wind power businesses, supply chain integration and working capital management. CDB, its branches and subsidiaries would also be available to provide Ming Yang with other financial services including financial advisory, investment banking and finance leasing services.

The Company cautions that any future financings from CBD are subject to further terms and conditions to be negotiated between Ming Yang and CDB, and there can be no assurance how much or when, if at all, any future financings would be granted.

“We are very pleased with CDB’s support and confidence in Ming Yang,” said Mr. Zhang Chuanwei, chairman and chief executive officer of Ming Yang. “Against the current macroeconomic background, we believe Ming Yang’s arrangements for US$5 billion of potential financings from CDB demonstrate strong financial support for our wind power projects, business expansion and working capital funding needs, and help us to drive business model innovation and to pursue opportunities as a world-class wind power total solution provider.”

The strategic cooperation agreement signing ceremony was attended by Wang Yang, Provincial Party Secretary of Guangdong Province, Huang Huahua, Governor of the Regional Government of Guangdong Province, Zhu Xiaodan, Deputy Governor of the Regional Government of Guangdong Province, Chen Yuan, Chairman of CDB, Jiang Chaoliang, President of CDB, and Zhang Chuanwei, Chairman and Chief Executive Officer of Ming Yang.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and low energy production costs and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyn Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop wind turbines and share intellectual property rights. Ming Yang’s key customers include the five largest state-owned power producers in China, with an aggregate installed capacity accounting for more than 55% of China’s newly installed capacity in 2010. For further information, please visit the Company’s website: http://ir.mywind.com.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Calvin Lau

Phone: + 86 760 2813 8898

Email: calvin.lau@mywind.com.cn

http://ir.mywind.com.cn

Fleishman-Hillard
New York Kristen Lewko Phone: + 1 212 453 2212 Email: hkg.mingyang@fleishman.com	Hong Kong Pamela Leung Phone: + 852 2530 0228 Email: hkg.mingyang@fleishman.com

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